

April 8, 2014

Via E-mail
Thomas Brophy
Chief Executive Officer
CÜR Media, Inc.
2217 New London Turnpike
South Glastonbury, CT 06073

> **Re:** **CÜR Media, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed March 31, 2014**
> **File No. 333-183760**

Dear Mr. Brophy:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Financial Statements

Balance Sheets, page F-3

1. We note that on January 28, 2014, the capital structure of Raditaz, LLC was recapitalized and that the membership interests of Raditaz, LLC were exchanged for ten million common shares. Please see the accounting and disclosure guidance provided by SAB Topic 4C and give retroactive effect to this change in capital structure in your historical financial statements.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor at (202) 551-3268 or Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director